Room 4561
						March 16, 2006


Mr. James Kerrigan
Chief Financial Officer and Secretary
Lantronix, Inc.
15353 Barranca Parkway
Irvine, CA 92618

Re:	Lantronix, Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
      Form 10-Q for Fiscal Quarter Ended December 31, 2005
	Filed February 13, 2006
	File No. 001-16027

Dear Mr. Kerrigan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended June 30, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Consolidated Results of Operations, page 20

1. In your discussion of the results of operations, you refer to various factors that have contributed to a material change without quantifying the impact of each factor. For example, your discussion of selling, general and administrative expenses and research and development expenses refers to more than one factor that caused the change, but gives no indication as to the relative impact. Please explain to us how you considered Section III.D of Release No. 33-6835.

Liquidity and Capital Resources, page 29

2. You disclose that cash provided by operations is one of your principal sources of cash yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $1.1 million decrease in cash flows related to other current liabilities. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of
SEC Release 33-8350.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

3. We note that you reconcile net loss from continuing operations to operating cash flows. Please tell us how you considered the guidance in paragraph 28 of SFAS 95 that requires the use of net loss in this reconciliation rather than net loss from continuing operations.
In
addition, please note that cash flows from discontinued operations should be reported within each of the appropriate categories within your statements of cash flows.

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4. Please describe to us the software that is sold with, or
embedded
in, your products and indicate the extent to which you recognize revenue in accordance with SOP 97-2. Explain to us how you comply with SOP 97-2 for revenue that is recognized pursuant to that guidance. In addition, explain to us how you considered paragraph 2 of SOP 97-2 for arrangements that include software and are not accounted for under the SOP.

5. Please tell us more about the services referred to in your revenue recognition policy. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. As part of your response, explain how you comply with the relevant accounting guidance in recognizing this revenue.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 4.  Controls and Procedures, page 28

6. We note your disclosure that your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms."
Exchange
Act Rule 13a-15(e) also requires that you conclude whether your disclosure controls and procedures are designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December
31, 2005 and confirm that you will conform your disclosure in future filings.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. James Kerrigan
Lantronix, Inc.
March 16, 2006
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